BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

May 7, 2014

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

John Reynolds, Assistant Director

Ronald E. Alper, Attorney

Brigitte Lippman, Attorney

Joanna Lam, Accountant

Craig Arakawa, Accountant

Re:

Preston Corp. (“Registrant”)

Amendment No. 2 to Registration Statement on Form S-1 (the “Registration Statement”)

Filed on April 29, 2014

File No.  333-193967

Gentlepersons:

On behalf of the Registrant, we hereby request “acceleration” of the effective date of the Registration Statement to 4:00 PM EST, May 8, 2014.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mr. Stephenson, CEO